SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 5)
KING PHARMACEUTICALS, INC.
(Name of Subject Company)
KING PHARMACEUTICALS, INC.
(Name of Person Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
495582108
(CUSIP Number of Class of Securities)
Brian A. Markison
President and Chief Executive Officer
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Jack S. Bodner, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on October 22, 2010, as amended, by King Pharmaceuticals, Inc., a Tennessee corporation (“King”) (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Parker Tennessee Corp. (“Acquisition Sub”), a Tennessee corporation and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, no par value per share, of King (the “Shares”) at a price of $14.25 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 22, 2010 and the related Letter of Transmittal, and described in the Tender Offer Statement on Schedule TO filed by Pfizer and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on October 22, 2010, as amended.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following on page 12 of the Schedule 14D-9 before the first full paragraph under the heading “Background of the Offer”:
     “King’s Board and management have periodically reviewed and assessed different strategies for enhancing shareholder value. On May 25, 2010, King’s Board held a meeting during which representatives of Credit Suisse, financial advisor to King, and King’s management reviewed with King’s Board certain strategic alternatives available to King, including, among others, remaining an independent company and pursuing King’s strategic plan, commencing a stock buy-back program, the potential acquisition, sale or spin-off of products or lines of business or pursuing a strategic transaction with another party.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following on page 12 of the Schedule 14D-9 after the first sentence in the second full paragraph under the heading “Background of the Offer”:
     “King’s Board reached this conclusion, in part, due to the lack of any indication of price by Pfizer that might have led King’s Board to grant Pfizer, subject to a confidentiality agreement containing a standstill provision, access to due diligence material.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the eleventh full paragraph under the heading “Background of the Offer” on page 13 of the Schedule 14D-9 as follows:
     “Between September 9, 2010 and September 16, 2010, at the direction of King’s Board, three parties were contacted by representatives of Credit Suisse and one additional party was contacted by King’s management in order to determine interest in a potential business combination transaction with King, none of which resulted in a proposal. The four parties were chosen based on, among other things, their position in the pharmaceutical industry and potential financial ability to make an offer at or above the per Share price ranges previously indicated by Pfizer.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second full paragraph under the heading “Opinion of King’s Financial Advisor — Selected Public Company Analysis” on page 19 of the Schedule 14D-9 as follows:
     “Although none of the selected public companies is directly comparable to King, the companies included were chosen because they are publicly traded companies in the specialty pharmaceuticals industry that, for purposes of analysis, may be considered to have certain similar operations.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the third full paragraph under the heading “Opinion of King’s Financial Advisor — Selected Public Company Analysis” on page 19 of the Schedule 14D-9 as follows:

     “Credit Suisse reviewed the enterprise value to last twelve months earnings before interest, tax, depreciation and amortization (or EBITDA) multiples, as well as the estimated calendar year (or CY) 2010 and 2011 enterprise value to EBITDA and price to earnings multiples of the selected companies using closing stock prices as of October 8, 2010 and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. The following are the multiples for each of the selected companies reviewed by Credit Suisse:

	Enterprise	Enterprise	Enterprise
	Value /	Value / CY	Value / CY	Price / CY	Price /
	LTM	2010E	2011E	2010E	CY2011E
Company	EBITDA	EBITDA	EBITDA	Earnings	Earnings
Warner Chilcott Plc	7.9x	7.4x	7.1x	6.5x	6.4x
Cephalon, Inc.	5.3x	5.3x	4.8x	8.4x	8.1x
Forest Laboratories, Inc.	3.5x	3.7x	3.6x	8.2x	7.8x
Endo Pharmaceuticals Holdings Inc.	6.5x	6.1x	5.5x	10.3x	9.2x
Medicis Pharmaceutical Corporation	5.6x	5.5x	5.2x	11.5x	10.9x
     Credit Suisse then applied the following ranges of enterprise value to estimated 2010 and 2011 EBITDA multiples, based upon its review of such multiples for King and the other selected public companies, to corresponding financial data for King, using financial estimates provided by King management.

Enterprise Value/2010 EBITDA	Enterprise Value/2011 EBITDA
5.0x to 6.0x	4.75x to 5.50x
     The selected multiple ranges set forth above were chosen based on Credit Suisse’s experience and judgment after reviewing the selected companies and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or companies.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first full paragraph under the heading “Opinion of King’s Financial Advisor — Selected Transaction Analysis” on page 20 of the Schedule 14D-9 as follows:
     “Credit Suisse reviewed certain transaction values and multiples in the following selected publicly announced transactions, which involve companies with businesses in the specialty pharmaceuticals industry (with a transaction enterprise value of over $1 billion):

Announcement Date	Acquiror	Target
06/21/10	Valeant Pharmaceuticals International	Biovail Corporation
08/24/09	Warner Chilcott Plc	P&G Global Pharmaceuticals Business
09/28/09	Abbott Laboratories	Solvay Pharmaceuticals Business
09/03/09	Dainippon Sumitomo Pharma Co., Ltd.	Sepracor Inc.
09/01/08	Shionogi & Co., Ltd.	Sciele Pharma, Inc.
08/22/08	King Pharmaceuticals, Inc.	Alpharma Inc.
11/29/07	TPG Capital	Axcan Pharma Inc.
11/21/07	GlaxoSmithKline Plc	Reliant Pharmaceuticals Inc.
11/06/06	Abbott Laboratories	Kos Pharmaceuticals, Inc.
09/25/06	UCB S.A.	Schwarz Pharma AG
09/21/06	Nycomed	ALTANA Pharma AG
11/20/05	Mentor Corporation*	Medicis Pharmaceutical Corporation
10/27/04	DLJ Merchant Banking III, Inc. and J.P. Morgan Partners, LLC	Warner Chilcott Plc
07/26/04	Mylan Inc.*	King Pharmaceuticals, Inc.

*	The transactions were not consummated.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second full paragraph under the heading “Opinion of King’s Financial Advisor — Selected Transaction Analysis” on page 20 of the Schedule 14D-9 as follows:
     “While none of the selected transactions is directly comparable with the Offer and the Merger, the selected transactions involve companies or divisions of companies with businesses in the specialty pharmaceuticals industry that, for purposes of analysis, may be considered to have certain similar operations as King.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the third full paragraph under the heading “Opinion of King’s Financial Advisor — Selected Transaction Analysis” on page 20 of the Schedule 14D-9 as follows:
     “Credit Suisse reviewed, among other things, the enterprise value to last twelve month revenue and EBITDA multiples implied by the selected transactions for each of the target companies involved in the selected transactions based on publicly available financial information with respect to those target companies. The enterprise value for each of the target companies was based on the equity value of those target companies implied by the applicable transaction. The multiples for each of the comparable transactions selected by Credit Suisse in its selected transaction analysis are set forth below:

Enterprise
			Enterprise	Purchase
Announcement			Purchase Price /	Price / LTM
Date	Acquiror	Target	LTM Revenue	EBITDA
06/21/10	Valeant Pharmaceuticals International	Biovail Corporation	3.4x	6.9x
08/24/09	Warner Chilcott Plc	P&G Global Pharmaceuticals Business	1.3x	3.3x
09/28/09	Abbott Laboratories	Solvay Pharmaceuticals Business	1.8x	8.3x
09/03/09	Dainippon Sumitomo Pharma Co., Ltd.	Sepracor Inc.	1.6x	7.0x
09/01/08	Shionogi & Co., Ltd.	Sciele Pharma, Inc	3.1x	12.0x
08/22/08	King Pharmaceuticals, Inc.	Alpharma Inc.	2.1x	30.6x
11/29/07	TPG Capital	Axcan Pharma Inc.	2.9x	8.1x
11/21/07	GlaxoSmithKline Plc	Reliant Pharmaceuticals Inc.	3.5x	45.6x
11/06/06	Abbott Laboratories	Kos Pharmaceuticals, Inc.	4.3x	21.3x
09/25/06	UCB S.A.	Schwarz Pharma AG	4.3x	NM
09/21/06	Nycomed	ALTANA Pharma AG	1.8x	6.3x
11/20/05	Mentor Corporation*	Medicis Pharmaceutical Corporation	5.1x	12.9x
10/27/04	DLJ Merchant Banking III, Inc. and J.P. Morgan Partners, LLC	Warner Chilcott Plc	6.5x	12.6x
07/26/04	Mylan Inc.*	King Pharmaceuticals, Inc.	2.9x	7.1x

*	The transactions were not consummated.
     Based upon its review of multiples implied by the selected transactions, Credit Suisse then applied a range of enterprise value to EBITDA multiples of 7.0x to 10.0x to King’s estimated 2010 EBITDA. The selected multiple ranges were chosen based on Credit Suisse’s experience and judgment after reviewing the selected transactions and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or transactions. This analysis indicated the following implied per share equity reference range for King as compared to the Per Share Consideration to be received by the holders of Shares in the Offer and the Merger:

Implied Per Share Equity Reference Range for King	Per Share Consideration
$11.50 — $15.50	$14.25"
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first full paragraph under the heading “Opinion of King’s Financial Advisor — Discounted Cash Flow Analysis” beginning on page 20 of the Schedule 14D-9 as follows:
     “Credit Suisse performed a discounted cash flow analysis to calculate the estimated present value of the unlevered after-tax free cash flows that King was forecasted to generate through 2015, using projected financial information that was provided by King’s management.
     Credit Suisse also calculated a range of estimated terminal values for King by applying a range of enterprise value to EBITDA terminal multiples of 4.5x to 6.0x to King’s estimates for 2015 EBITDA. This range was selected by Credit Suisse based on the multiples of selected publicly traded companies. The estimated free cash flows and terminal values were then discounted to present value, as of June 30, 2010, using discount rates ranging from 8.5% to 10.5%, which range was selected based on the Company’s weighted average cost of capital calculations.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the fourth sentence in the first full paragraph under the heading “Opinion of King’s Financial Advisor — Miscellaneous” beginning on page 21 of the Schedule 14D-9 as follows:
     “Pursuant to King’s engagement letter with Credit Suisse, Credit Suisse will be entitled to an aggregate fee currently estimated to be approximately $22.1 million, $2.5 million of which became payable in connection with the delivery of its opinion and a substantial portion of which is contingent upon, and will become payable upon, consummation of the Offer.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the last sentence in the first full paragraph under the heading “Financial Forecasts” on page 22 of the Schedule 14D-9 as follows:
     “King’s management also provided the Financial Forecasts related to net sales and non-GAAP operating income to Pfizer in connection with Pfizer’s due diligence review of King.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first sentence in the second full paragraph under the heading “Financial Forecasts” of the Schedule 14D-9 as follows:
     “The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or, in the case of the Financial Forecasts related to operating income or unlevered after tax free cash flows, generally accepted accounting principles (“GAAP”).”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the fifth full paragraph under the heading “Financial Forecasts” of the Schedule 14D-9 as follows:
     “The Financial Forecasts related to non-GAAP operating income are financial measures that have not been prepared in accordance with GAAP. Accordingly, the non-GAAP operating income Financial Forecasts should not be considered as a substitute for operating income prepared in accordance with GAAP. A reconciliation of the differences between King’s non-GAAP operating income Financial Forecasts and such forecasts relating to operating income prepared in accordance with GAAP, is set forth in the table below. King did not provide the estimated GAAP adjustments to operating income (and did not provide the related estimated GAAP operating income) or the estimated unlevered after tax free cash flows, as set forth in the table below, to Pfizer in connection with Pfizer’s due diligence review of King. Such unaudited prospective financial information has been provided by King to Pfizer and Acquisition Sub solely in connection with the preparation of the Offer to Purchase.”
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the table set forth under the heading “Financial Forecasts” of the Schedule 14D-9 as follows:
“

	Fiscal Year Ended December 31,
	2010E	2011E	2012E	2013E	2014E	2015E
Net Sales	$1,485	$1,486	$1,667	$1,913	$2,247	$2,537
Non-GAAP Operating Income	$301	$175	$217	$325	$532	$714
GAAP Adjustments*	$(125)	$(76)	$(76)	$(79)	$(79)	$(82)
GAAP Operating Income	$176	$99	$141	$246	$453	$632
Unlevered After Tax Free Cash Flows**	$249	$90	$127	$151	$292	$393

*	Estimated GAAP adjustments to operating income include estimated amortization for the fiscal years ending December 31, 2010 through 2015 and also include estimated restructuring charges and net litigation settlements for the fiscal year ending December 31, 2010.

**	Unlevered after tax free cash flows are calculated as non-GAAP operating income, less amortization expenses related to R&D milestone payments, less taxes plus depreciation and amortization, less capital expenditures, less selected R&D milestone payments and less changes in net working capital.”
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately prior to the section entitled “Cautionary Note Regarding King Forward-Looking Statements”:
     “On January 21, 2011, Acquisition Sub extended the expiration of the Offer until 5:00 p.m., New York City time, on Friday, January 28, 2011, unless further extended. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, January 21, 2011, was extended in accordance with the Merger Agreement because certain conditions to the Offer will not be satisfied as of the previously scheduled expiration date, including the Regulatory Condition (as defined in the Merger Agreement). American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has indicated that, as of the close of business on January 20, 2011, approximately 115,330,275 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 46.6% of the outstanding Shares. A copy of the press release issued by Pfizer announcing the extension of the Offer is incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 5 to the Schedule TO filed by Pfizer on January 21, 2011 as Exhibit (a)(14) hereto.”
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraph immediately prior to the section entitled “Cautionary Note Regarding King Forward-Looking Statements”:
“Agreements Restricting Competing Offers
     King is not a party to an agreement with a third party that would preclude such third party from making a competing offer to the Contemplated Transactions.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit
No.	Description
(a)(14)	Press Release issued by Pfizer Inc., dated January 21, 2011 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 5 to the Schedule TO filed by Pfizer Inc. on January 21, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer

Dated: January 21, 2011

EXHIBIT INDEX

Exhibit
No.	Description
(a)(14)	Press Release issued by Pfizer Inc., dated January 21, 2011 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 5 to the Schedule TO filed by Pfizer Inc. on January 21, 2011).